SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1350 René-Lévesque Boulevard West
25th Floor
Montreal, Quebec
Canada H3G 1T4
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release concerning results dated January 27, 2016.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021, 333-146175, 333-177013, and 333-197742.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)
www.cgi.com/newsroom
CGI begins fiscal 2016 with strong Q1 results
Earnings per share expands by 13.5%

Q1-F2016 year-over-year highlights

•	Revenue of $2.7 billion, up 5.6%;

•	Bookings of $3.2 billion, or 119.2% of revenue;

•	Backlog of $21.5 billion, up $1.3 billion;

•	Adjusted EBIT of $384.1 million, up 11.6%;

•	Adjusted EBIT margin of 14.3%, up 80 basis points;

•	Net earnings of $264.9 million ex-items*, up 12.1%;

•	Net earnings margin of 9.9% ex-items*, up 60 basis points;

•	Diluted EPS of 84 cents ex-items*, up 13.5%;

•	Cash provided by operating activities of $328.2 million or 12.2% of revenue;

•	Net debt of $1.6 billion, down $350.8 million; and,

•	Return on equity of 16.9%.

*Specific items excluded in Q1-F2016: $21.2 million in restructuring costs net of tax and a $5.9 million tax adjustment.
Note: All figures in Canadian dollars. Q1-F2016 MD&A, interim condensed consolidated financial statements and accompanying notes can be found at www.cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.
To access the financial statements - click here (PDF)
To access the MD&A - click here (PDF)
Montréal, Quebec, January 27, 2016 - CGI (TSX: GIB.A) (NYSE: GIB) reported fiscal 2016 first quarter revenue of $2.7 billion, representing growth of 5.6%. Foreign exchange fluctuations had a positive impact of $187.1 million.
During the quarter, $3.2 billion in contract awards were booked, or 119.2% of revenue; bringing the trailing twelve month bookings to $10.5 billion, or 101.0% of revenue. The Company’s backlog of orders reached a record $21.5 billion, an increase of $1.3 billion from Q1-2015.
Adjusted EBIT increased to $384.1 million, representing a margin of 14.3%, compared with $344.0 million, or 13.5% in Q1-F2015.

PRESS RELEASE

Net earnings excluding specific items increased to $264.9 million or 9.9% of revenue, compared with $236.3 million in Q1-F2015, representing an improvement of 12.1%. Earnings per diluted share were 84 cents, an increase of 13.5% compared with 74 cents last year. On a GAAP basis, net earnings were $237.7 million or 75 cents per diluted share.
Cash generated from operating activities was $328.2 million; and over the last twelve months, the Company has generated $1.3 billion or $3.99 in cash per diluted share.

In millions of Canadian dollars except earnings per share and where noted
	Q1-F2016	Q1-F2015
Revenue	2,683.7	2,541.3
Adjusted EBIT Margin	384.1 14.3%	344.0 13.5%
Net earnings excluding specific items*	264.9	236.3
Margin	9.9%	9.3%
Earnings per share (diluted) excluding specific items*	0.84	0.74
Net earnings	237.7	236.3
Margin	8.9%	9.3%
Earnings per share (diluted)	0.75	0.74
Weighted average number of outstanding shares (diluted)	316,244,857	320,079,669
Net finance costs	20.1	23.6
Net debt	1,573.7	1,924.5
Net debt to capitalization ratio	18.3%	25.1%
Cash provided by operating activities	328.2	339.2
Days sales outstanding (DSO)	44	42
Return on invested capital (ROIC)	14.5%	14.7%
Return on equity (ROE)	16.9%	18.9%
Bookings	3,199	4,304
Backlog	21,505	20,175

* Specific items in Q1-F2016: $21.2 million in restructuring costs net of tax and a $5.9 million tax adjustment.

Net debt was $1.6 billion, representing a year-over-year reduction of $350.8 million. As a result, the net debt to capitalization ratio improved to 18.3% from 25.1% in the year ago period. At the end of December 2015, the Company had approximately $2.1 billion in available cash and unused credit facilities.
“Our strong performance in the first quarter is a reflection of our commitment to helping our clients address the dual challenge of containing technology operating costs while at the same time making the necessary investments required for growth in the digital economy," said Michael E. Roach, President and Chief Executive Officer. "Our expanding pipeline of opportunities is the result of increasing client demand for unique solutions that deliver real value through transformational managed services as well as mission critical areas like cyber security and business intelligence."

PRESS RELEASE

"The strength of our financial results, driven by our ongoing commitment to operational excellence, continues to enable us to successfully execute our Build and Buy profitable growth strategy around the globe and in evolving market conditions," added Mr. Roach.
Normal Course Issuer Bid
On January 27, 2016 the Company’s Board of Directors authorized the renewal of the Normal Course Issuer Bid and the purchase of up to an additional 10% of the Company’s public float of shares, or approximately 21.43 million shares during the next year, subject to acceptance by the Toronto Stock Exchange.
Q1-F2016 results conference call
Management will host a conference call this morning at 9:00 a.m. Eastern time to discuss results. Participants may access the call by dialing 866-225-2055 or via cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors.
Fiscal 2015 Annual General Meeting of Shareholders
This morning at 11:00 a.m. Eastern time, the Company will hold its Annual General Meeting of Shareholders at the Ritz Carlton Hotel in Montreal (1228 Sherbrooke Street West). The meeting, as well as the question and answer session that follows will be broadcast live via cgi.com/investors.
About CGI
Founded in 1976, CGI Group Inc. is the fith largest independent information technology and business process services firm in the world. Approximately 65,000 professionals serve thousands of global clients from offices and delivery centers across the Americas, Europe and Asia Pacific, leveraging a comprehensive portfolio of services, including high-end business and IT consulting, systems integration, application development and maintenance and infrastructure management, as well as 150 IP-based services and solutions. With annual revenue in excess of C$10 billion and an order backlog exceeding C$20 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Website: cgi.com.
Non-GAAP financial metrics used in this release: Adjusted EBIT, net debt, net debt to capitalization ratio, bookings, book-to-bill ratio, backlog, DSO, ROIC, ROE and net earnings and diluted EPS excluding specific items.
CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on page 2 and 3 of our MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

PRESS RELEASE

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI’s annual and quarterly Management’s Discussion and Analysis (“MD&A”) and in other public disclosure documents , in CGI’s Annual Report, and in the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), in CGI’s Annual Report on Form 40-F filed withand the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:
Lorne Gorber
Executive Vice-President, Global Communications and
Investor Relations
lorne.gorber@cgi.com
+1 514-841-3355

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc.                                                        (Registrant)

Date:	January 27, 2016	By	/s/ Benoit Dubé
			Name:	Benoit Dubé
			Title:	Executive Vice-President and Chief
Legal Officer